SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

yan.chen@sidley.com
852 2901 3820

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON
LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

FOUNDED 1866





Our Ref: 22277-00002

March 31, 2008



Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America



**Attn: 1934 Act Filing Desk**

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. COSL's exemption file number is 82-34696.

Enclosed please find one copy of announcement made by COSL, which COSL is required to furnish to the Securities and Exchange Commission pursuant to the exemption referred hereinabove. Should you have any questions regarding this matter, please do not hesitate to contact us.

Yours sincerely,

**Yan Chen**



Encl.



HK1 497458v.8

# COSL

**中海油田服务股份有限公司**
**China Oilfield Services Limited**

*(Incorporated in the People's Republic of China as a joint stock limited liability company)*
**(Stock Code: 2883)**

## ANNUAL RESULTS ANNOUNCEMENT FOR THE YEAR ENDED 31 DECEMBER 2007

**Financial Highlights**

1. Revenue increased by 41.5% to RMB9,008 million
2. Profit from operations increased by 103.1% to RMB2,827 million
3. Net profit increased by 98.3% to RMB2,238 million
4. Basic earnings per share were RMB54.24 Fen
5. Proposed final dividend per share of RMB12 Fen

## CONSOLIDATED INCOME STATEMENT (AUDITED)

*Year ended 31 December 2007*

| | Notes | 2007 RMB'000 | 2006 RMB'000 |
|---|---|---|---|
| **REVENUE** | 3 | 9,007,987 | 6,364,839 |
| Other revenues | 4 | 38,611 | 31,341 |
| Operating expenses | | | |
| Depreciation of property, plant and equipment and amortisation of intangible assets | | (1,042,081) | (900,244) |
| Employee compensation costs | | (1,123,041) | (936,936) |
| Repair and maintenance costs | | (317,546) | (356,510) |
| Consumption of supplies, materials, fuel, services and others | | (2,524,514) | (1,934,817) |
| Subcontracting expenses | | (357,191) | (206,325) |
| Operating lease expenses | | (365,706) | (313,431) |
| Other operating expenses | | (387,108) | (274,444) |
| Other selling, general and administrative expenses | | (102,003) | (81,231) |
| Total operating expenses | | (6,219,190) | (5,003,938) |
| **PROFIT FROM OPERATIONS** | 5 | 2,827,408 | 1,392,242 |
| Financial (expenses)/income | | | |
| Exchange losses, net | | (113,868) | (46,694) |
| Finance costs | | (31,563) | (36,708) |
| Interest income | | 71,437 | 27,856 |
| Total financial expenses | | (73,994) | (55,546) |
| Share of profits of jointly-controlled entities | | 113,153 | 113,505 |
| **PROFIT BEFORE TAX** | | 2,866,567 | 1,450,201 |
| Tax | 6 | (628,983) | (321,966) |
| **PROFIT FOR THE YEAR** | | 2,237,584 | 1,128,235 |
| Attributable to: | | | |
| Equity holders of the Company | | 2,237,584 | 1,128,010 |
| Minority interests | | – | 225 |
| | | 2,237,584 | 1,128,235 |
| **DIVIDENDS** | | | |
| Proposed final dividend | 7 | 539,438 | 239,719 |
| **EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY** | | | |
| Basic and diluted | 8 | 54.24 cents | 28.23 cents |

## CONSOLIDATED BALANCE SHEET (AUDITED)

*31 December 2007*

| | *Notes* | 2007 *RMB'000* | 2006 *RMB'000* |
|---|---|---|---|
| **NON-CURRENT ASSETS** | | | |
| Property, plant and equipment | | 11,118,005 | 8,876,894 |
| Intangible assets | | 52,122 | – |
| Interests in jointly-controlled entities | | 493,060 | 433,496 |
| Total non-current assets | | 11,663,187 | 9,310,390 |
| **CURRENT ASSETS** | | | |
| Inventories | | 417,766 | 293,160 |
| Prepayments, deposits and other receivables | | 209,611 | 81,730 |
| Accounts receivable | *9* | 1,407,031 | 987,099 |
| Due from the ultimate holding company | | 1,495 | 33,419 |
| Due from other CNOOC group companies | | 4,363 | 17,455 |
| Available-for-sale investments | | 607,338 | 75,008 |
| Pledged time deposits | | 12,206 | 22,466 |
| Cash and cash equivalents | | 8,765,988 | 2,309,443 |
| Total current assets | | 11,425,798 | 3,819,780 |
| **CURRENT LIABILITIES** | | | |
| Trade and other payables | *10* | 2,087,098 | 1,830,808 |
| Short term debentures | *11* | – | 997,417 |
| Salary and bonus payables | *12* | 397,451 | 237,636 |
| Tax payable | | 472,146 | 54,150 |
| Current portion of long term bank loans | | 200,000 | – |
| Due to the ultimate holding company | | 203,248 | 217,090 |
| Due to other CNOOC group companies | | 24,465 | 25,769 |
| Total current liabilities | | 3,384,408 | 3,362,870 |
| **NET CURRENT ASSETS** | | 8,041,390 | 456,910 |
| **TOTAL ASSETS LESS CURRENT LIABILITIES** | | 19,704,577 | 9,767,300 |
| **NON-CURRENT LIABILITIES** | | | |
| Deferred tax liabilities | | 235,569 | 348,756 |
| Interest-bearing bank borrowings | | 744,000 | 600,000 |
| Long term payable to the ultimate holding company | | – | 200,000 |
| Long term bonds | *13* | 1,500,000 | – |
| Total non-current liabilities | | 2,479,569 | 1,148,756 |
| Net assets | | 17,225,008 | 8,618,544 |
| **EQUITY** | | | |
| Equity attributable to equity holders of the Company | | | |
| Issued capital | *14* | 4,495,320 | 3,995,320 |
| Reserves | | 12,190,250 | 4,383,505 |
| Proposed final dividend | *7* | 539,438 | 239,719 |
| Total equity | | 17,225,008 | 8,618,544 |

## 1. CORPORATE INFORMATION

China Oilfield Services Limited (the "Company") is a limited liability company incorporated in the People's Republic of China (the "PRC" or "Mainland China"). The registered office of the Company is located at 3-1516 Hebei Road, Haiyang New and Hi-Tech Development Zone, Tanggu, Tianjin 300451, the PRC. As part of the reorganisation (the "Reorganisation") of China National Offshore Oil Corporation ("CNOOC") in preparation for the listing of the Company's shares on The Stock Exchange of Hong Kong Limited (the "HKSE") in 2002, and pursuant to an approval document obtained from the relevant government authority dated 26 September 2002, the Company was restructured into a joint stock limited liability company.

During the year, the Company and its subsidiaries (hereinafter collectively referred to as the "Group") were principally engaged in the provision of oilfield services including drilling services, well services, marine support and transportation services, and geophysical services.

In the opinion of the directors, the holding company and the ultimate holding company of the Company is CNOOC, which is a state-owned enterprise incorporated in the PRC.

## 2.1. BASIS OF PREPARATION

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which include all Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for available-for-sale investments which have been measured at fair value. These financial statements are presented in Renminbi ("RMB") and all values are rounded to the nearest thousand (RMB'000) except when otherwise indicated.

### Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended 31 December 2007. The results of the subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The acquisition of subsidiaries during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company's subsidiaries. An acquisition of minority interests is accounted for using the parent entity extension method whereby the difference between the consideration and the book value of the share of the net assets acquired is recognised as goodwill, if any.

## 2.2 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

The Group has adopted the following new and revised HKFRSs for the first time for the current year's financial statements. Except for in certain cases, giving rise to new and revised accounting policies and additional disclosures, the adoption of these new and revised standards and interpretations has had no material effect on these financial statements.

| | |
|---|---|
| HKAS 1 Amendment | Capital Disclosures |
| HKFRS 7 | Financial Instruments: Disclosures |
| HK(IFRIC)-Int 8 | Scope of HKFRS 2 |
| HK(IFRIC)-Int 9 | Reassessment of Embedded Derivatives |
| HK(IFRIC)-Int 10 | Interim Financial Reporting and Impairment |

## 3. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group is engaged in a broad range of petroleum related activities through its four major business segments: drilling services, well services, marine support and transportation services, and geophysical services.

The Group's operating businesses are structured and managed separately according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that provides services which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

(a) the drilling services segment is engaged in the provision of oilfield drilling services;

(b) the well services segment is engaged in the provision of logging and downhole services, such as drilling fluids, directional drilling, cementing and well completion, sales of well chemical materials and well workovers;

(c) the marine support and transportation services segment is engaged in the transportation of materials, supplies and personnel to offshore facilities, moving and positioning drilling structures, the transportation of crude oil and refined products and the transportation of methanol or other petrochemical products; and

(d) the geophysical services segment is engaged in the provision of offshore seismic data collection, marine surveying and data processing services.

During the year, management decided that well workover services, which were reported in the drilling services segment in prior years, should be reported in the well services segment in order to provide more relevant segment information. As such, the prior years' numbers have been reclassified to confirm with the current year's classification. As a result of the reclassification, the revenues and segment results for the year ended 31 December 2006 of the well services segment have increased by approximately RMB455.9 million and RMB183.7 million respectively. The revenues and segment results for the year ended 31 December 2006 of the drilling services segment have decreased by approximately RMB455.9 million and RMB183.7 million respectively. There was no change in the Group's revenues or operating results.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

## (a) Business segments

The following table presents revenue net of sales surtaxes, liability and expenditure information for the Group's business segments for the year ended 31 December 2007:

| | Drilling Services RMB'000 | Well Services RMB'000 | Marine support and transportation Services RMB'000 | Geophysical Services RMB'000 | Total RMB'000 |
|---|---|---|---|---|---|
| **REVENUE** | | | | | |
| Sales (including intersegment) | 4,684,771 | 2,452,805 | 1,480,540 | 1,628,163 | 10,246,279 |
| Less: Intersegment sales | (763,103) | (182,762) | (106,059) | (186,368) | (1,238,292) |
| Net sales to external customers | 3,921,668 | 2,270,043 | 1,374,481 | 1,441,795 | 9,007,987 |
| **PROFIT FROM OPERATIONS** | | | | | |
| Segment results | 1,489,371 | 390,601 | 409,453 | 537,983 | 2,827,408 |
| Exchange losses, net | | | | | (113,868) |
| Finance costs | | | | | (31,563) |
| Interest income | | | | | 71,437 |
| Share of profits of jointly-controlled entities | | | | | 113,153 |
| Profit before tax | | | | | 2,866,567 |
| Tax | | | | | (628,983) |
| Profit for the year | | | | | 2,237,584 |
| **ASSETS** | | | | | |
| Segment assets | 6,795,301 | 2,833,746 | 3,141,987 | 1,520,118 | 14,291,152 |
| Interests in jointly-controlled entities | 36,103 | 273,338 | 154,521 | 29,098 | 493,060 |
| Unallocated assets | | | | | 8,304,773 |
| Total assets | | | | | 23,088,985 |
| **LIABILITIES** | | | | | |
| Segment liabilities | 1,048,207 | 720,512 | 328,934 | 383,663 | 2,481,316 |
| Unallocated liabilities | | | | | 3,382,661 |
| Total liabilities | | | | | 5,863,977 |
| **OTHER SEGMENT INFORMATION** | | | | | |
| Capital expenditure | 1,825,589 (i) | 651,430 | 411,941 | 576,524 | 3,465,484 |
| Depreciation of property, plant and equipment and amortisation of intangible assets | 514,371 | 194,344 | 199,691 | 133,675 | 1,042,081 |
| (Reversal)/impairment of accounts receivable | (543) | (327) | (215) | 3,357 | 2,272 |
| Provision against inventories | 1,603 | 966 | 635 | 651 | 3,855 |

(i) The balance included a capital contribution of US$1.74 million (approximately RMB13.3 million), which represented the cash portion of the investment in Atlantis Deepwater.

The following table presents revenue net of sales surtaxes, liability and expenditure information for the Group's business segments for the year ended 31 December 2006:

| | Drilling Services *RMB'000* | Well Services *RMB'000* | Marine support and transportation Services *RMB'000* | Geophysical Services *RMB'000* | Total *RMB'000* |
|---|---|---|---|---|---|
| **REVENUE** | | | | | |
| Sales (including intersegment) | 2,889,538 | 1,851,188 | 1,080,095 | 893,166 | 6,713,987 |
| Less: Intersegment sales | (244,990) | (43,151) | (37,327) | (23,680) | (349,148) |
| Net sales to external customers | 2,644,548 | 1,808,037 | 1,042,768 | 869,486 | 6,364,839 |
| **PROFIT FROM OPERATIONS** | | | | | |
| Segment results | 665,564 | 360,621 | 215,590 | 150,467 | 1,392,242 |
| Exchange losses, net | | | | | (46,694) |
| Finance costs | | | | | (36,708) |
| Interest income | | | | | 27,856 |
| Share of profits of jointly-controlled entities | | | | | 113,505 |
| Profit before tax | | | | | 1,450,201 |
| Tax | | | | | (321,966) |
| Profit for the year | | | | | 1,128,235 |
| **ASSETS** | | | | | |
| Segment assets | 5,192,274 | 1,468,481 | 2,674,394 | 892,978 | 10,228,127 |
| Interests in jointly-controlled entities | – | 418,550 | – | 14,946 | 433,496 |
| Unallocated assets | | | | | 2,468,547 |
| Total assets | | | | | 13,130,170 |
| **LIABILITIES** | | | | | |
| Segment liabilities | 815,906 | 123,931 | 455,120 | 76,106 | 1,471,063 |
| Unallocated liabilities | | | | | 3,040,563 |
| Total liabilities | | | | | 4,511,626 |
| **OTHER SEGMENT INFORMATION** | | | | | |
| Capital expenditure | 1,201,664 | 522,684 | 846,721 | 144,177 | 2,715,246 |
| Depreciation of property, plant and equipment | 391,087 | 181,286 | 210,708 | 117,163 | 900,244 |
| Impairment of accounts receivable | 840 | 117 | 116 | 83 | 1,156 |
| Provision against inventories | 469 | 282 | 204 | 147 | 1,102 |

**(b) Geographical segments**

The Group mainly engages in the provision of drilling services, well services, marine support and transportation services and geophysical services in offshore China. Any activities outside the PRC are mainly conducted in Indonesia, Australia, Mexico, and Myanmar.

In determining the Group's geographical segments, revenues and results are attributed to the segments based on the location of the Group's customers, and assets are attributed to the segments based on the location of the Group's assets. No further analysis of geographical segment information is presented for revenues as over 81.7% of the Group's revenues are generated from customers in Mainland China, and revenues generated from customers in other locations are individually less than 10%.

The following table presents revenue information for the Group's geographical segments for the years ended 31 December 2007 and 2006:

| **Year ended 31 December 2007** | **Mainland China** | **Others** | **Total** |
|---|---|---|---|
| | *RMB'000* | *RMB'000* | *RMB'000* |
| Segment revenue: | | | |
| Sales to external customers | 7,363,011 | 1,644,976 | 9,007,987 |

| Year ended 31 December 2006 | Mainland China | Others | Total |
|---|---|---|---|
| | *RMB'000* | *RMB'000* | *RMB'000* |
| Segment revenue: | | | |
| Sales to external customers | 5,260,851 | 1,103,988 | 6,364,839 |

## 4. REVENUE AND OTHER REVENUES

Revenue represents the net invoiced value of offshore oilfield services rendered, net of sales surtaxes.

Other revenues comprise the following:

| | **2007** | 2006 |
|---|---|---|
| | *RMB'000* | *RMB'000* |
| Gain on disposal of scrap materials | **1,804** | 8,286 |
| Insurance claims received | **4,491** | 14,999 |
| Government subsidies | **31,150** | 5,179 |
| Others | **1,166** | 2,877 |
| Total other revenues | **38,611** | 31,341 |

## 5. PROFIT FROM OPERATIONS

The Group's profit from operations is arrived at after charging:

| | 2007 *RMB'000* | 2006 *RMB'000* |
|---|---|---|
| Auditors' remuneration: | | |
| Audit | **6,399** | 4,000 |
| Non-audit | **2,422** | 940 |
| Employee compensation costs (including director remuneration): | | |
| Wages, salaries and bonuses | **737,991** | 699,350 |
| Social security costs | **294,955** | 169,981 |
| Retirement benefits contributions | **82,785** | 67,605 |
| Share appreciation rights | **7,310** | – |
| | **1,123,041** | 936,936 |
| Depreciation of property, plant and equipment and amortisation of intangible assets | **1,042,081** | 900,244 |
| Loss on disposal of property, plant and equipment, net | **18,869** | 20,780 |
| Lease payments under operating leases in respect of land and buildings, berths and equipment | **365,706** | 313,431 |
| Impairment of accounts receivable, net | **2,272** | 1,156 |
| Provision against inventories | **3,855** | 1,102 |
| Repair and maintenance costs | **317,546** | 356,510 |
| Research and development costs, included in | **275,247** | 189,549 |
| Depreciation of property, plant and equipment | **13,731** | 6,105 |
| Employee compensation costs | **33,348** | 33,260 |
| Consumption of supplies, materials, fuel, services and others | **186,015** | 91,561 |
| Other operating expenses | **42,153** | 58,623 |

## 6. TAX

The Group is subject to income tax on an entity basis on the profit arising in or derived from the tax jurisdictions in which members of the Group are domiciled and operate. The Group is not liable for income tax in Hong Kong as it does not have assessable income currently sourced from Hong Kong.

In accordance with the relevant tax laws in the PRC, the Company and its subsidiary incorporated in the PRC are subject to corporate income tax at the rate of 33%.

During the 5th Session of the 10th National People's Congress, which was concluded on 16 March 2007, the PRC Corporate Income Tax Law (the "New CIT Law") was approved and became effective on 1 January 2008. The regulations on the implementation of the New CIT Law were approved at the 197th Executive Meeting of the State Council on 28 November 2007. The New CIT Law and the implementation regulations introduce a wide range of changes which include, but not are limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%.

As a result of the tax rate change, the Group estimates that the change in the corporate income tax rates has had the following impact on the results and financial position of the Group for the year ended 31 December 2007:

| | **Group** |
|---|---|
| | *RMB'000* |
| Decrease in income tax expense | 85,631 |
| Decrease in deferred tax assets | 13,122 |
| Decrease in deferred tax liability | 98,753 |

In addition, the new detailed Implementation Rules of the Corporate Income Tax Law (CITLIR) was approved on 28 November 2007 and is effective from 1 January 2008 onwards.

During the year, the application by the Company as an advanced technology enterprise for tax exemption purposes was approved and the Company's corporate income tax rate for the fiscal year 2006 was reduced from 33% to 15%. As a result, a tax refund of approximately RMB272 million relating to fiscal year 2006 has been recorded by the Company.

The State Administration of Taxation Circular Guoshuifa [2008] Number 17 confirms that enterprises which had been recognised as advanced technology enterprise prior to 1 January 2008 should pay provisional CIT at the rate of 25% pending a re-recognition process under the New CIT Law, and the CITLIR sets out a framework of five conditions, which include a minimum proportion of sales of advanced technology services to total sales and minimum proportion of research and development expenses to total revenue under the PRC accounting principles, respectively. Detailed guideline and the related proportion are to be formulated by the Science and Technology Commission, the Ministry of Finance and the State Administration of Taxation ("SAT"), and hence, such tax rate reduction is still pending the completion of the re-recognition process.

As the reduction in the corporate income tax rate from 33% to 15% for the year ended 31 December 2007 cannot be ascertained, at the date of this report, management considers it is appropriate to use the rates of 33% and 25% to accrue for the income tax liability of the Company for the year ended 31 December 2007 and deferred tax liability, respectively.

The Company's drilling activities in Indonesia are mainly subject to a deemed profit withholding tax of 4.5% based on its gross service income generated from its drilling activities in Indonesia, and a further branch corporate income tax of 10% on the remaining deemed profit for the year. The Group's drilling activities in Australia are subject to income tax of 33% based on its taxable profit generated. The Group's drilling activities in Mexico are subject to an income tax rate of 28%. The Group's drilling activities in Myanmar are subject to income tax of 3% based on its gross service income generated from its drilling activities in Myanmar.

An analysis of the Group's provision for tax is as follows:

| | **2007** | 2006 |
|---|---|---|
| | ***RMB'000*** | *RMB'000* |
| Hong Kong profits tax | – | – |
| Overseas income taxes: | | |
| Current income taxes | **43,338** | 32,901 |
| PRC corporate income taxes: | | |
| Current income taxes | **971,141** | 502,116 |
| Tax refund as an advanced technology enterprise | **(272,309)** | (175,991) |
| Deferred income taxes | **(113,187)** | (37,060) |
| Total tax charge for the year | **628,983** | 321,966 |

A reconciliation of the tax expense applicable to profit before tax using the statutory rate for the Mainland China where the Company and its jointly-controlled entities are domiciled to the tax expense at the effective tax rate and a reconciliation of the applicable rate (i.e., the statutory tax rate) to the effective tax rate are as follows:

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | *RMB'000* | % | *RMB'000* | % |
| Profit before tax | 2,866,567 | | 1,450,201 | |
| Tax at the statutory tax rate of 33% (2006: 33%) | 945,967 | 33.0 | 478,566 | 33.0 |
| Profits and losses attributable to jointly-controlled entities | (28,704) | (1.0) | (38,813) | (2.7) |
| Tax refund as an advanced technology enterprise | (272,309) | (9.5) | (175,991) | (12.1) |
| Effect of different tax rates for overseas subsidiaries | 70,003 | 2.4 | 62,418 | 4.3 |
| Tax benefit for qualifying research and development expense | (10,346) | (0.4) | (8,851) | (0.6) |
| Change in PRC statutory tax rate | (85,631) | (3.0) | – | – |
| Expenses not deductible for tax and others | 10,003 | 0.3 | 4,637 | 0.3 |
| Total tax charge at the Group's effective rate | 628,983 | 21.8 | 321,966 | 22.2 |

The share of tax attributable to jointly-controlled entities amounting to RMB25,740,000 (2006: RMB29,652,000) is included in "Share of profits of jointly-controlled entities" on the face of the consolidated income statement.

## 7. DIVIDENDS

| | 2007 | 2006 |
|---|---|---|
| | *RMB'000* | *RMB'000* |
| Proposed final dividend – RMB12.00 Fen per ordinary share (2006: RMB6.00 Fen per ordinary share) | 539,438 | 239,719 |

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

Cash dividends to shareholders in Hong Kong will be paid in Hong Kong dollars.

Following the establishment of the Company, under the PRC Company Law and the Company's articles of association, net profit after tax as reported in the PRC statutory financial statements can only be distributed as dividends after allowance has been made for the following:

(i) making up prior years' cumulative losses, if any;

(ii) allocations to the statutory common reserve fund of at least 10% of after-tax profit, until the fund aggregates 50% of the Company's registered capital. For the purpose of calculating the transfer to the reserves, the profit after tax shall be the amount determined under the PRC accounting principles and financial regulations. Transfer to this reserve must be made before any distribution of dividends to shareholders.

The statutory common reserve can be used to offset previous years' losses, if any, and part of the statutory common reserve can be capitalised as the Company's share capital provided that the amount of such reserve remaining after the capitalisation shall not be less than 25% of the registered capital of the Company;

(iii) allocations to the discretionary common reserve if approved by the shareholders. The discretionary common reserve can be used to offset prior years' losses, if any, and can be capitalised as the Company's share capital.

In accordance with the articles of association of the Company, the net profit after tax of the Company for the purpose of profit distribution will be deemed to be the lesser of (i) the net profit determined in accordance with the accounting principles generally accepted in PRC and financial regulations and (ii) the net profit determined in accordance with Hong Kong Financial Reporting Standards.

## 8. EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY

The calculation of basic earnings per share amounts is based on the net profit attributable to equity holders of the Company for the year ended 31 December 2007 of approximately RMB2,237,584,000 (2006: RMB1,128,010,000) and weighted average 4,128,196,712 shares (2006: 3,995,320,000 shares) in issue during the year.

There were no potentially diluting events for the years ended 31 December 2007 and 2006.

## 9. ACCOUNTS RECEIVABLE

The general credit terms of the Group range from 30 to 45 days upon the issuance of the invoices. The Group's accounts receivable relate to a large number of diversified customers. Other than the accounts receivable related to the CNOOC Group and the CNOOC Limited Group as disclosed below, there is no significant concentration of credit risk of the Group's accounts receivables. All accounts receivable are non-interest-bearing.

An aged analysis of the accounts receivable based on the invoiced date as at the balance sheet date is as follows:

| | 2007<br>*RMB'000* | 2006<br>*RMB'000* |
|---|---|---|
| Outstanding balances aged: | | |
| Within one year | **1,401,956** | 976,219 |
| One to two years | **7,323** | 11,246 |
| Two to three years | **–** | 826 |
| Over three years | **2,550** | 1,453 |
| | **1,411,829** | 989,744 |
| Less: Provision for impairment of accounts receivable | **(4,798)** | (2,645) |
| | **1,407,031** | 987,099 |

## 10. TRADE AND OTHER PAYABLES

An aged analysis of the trade and other payables as at the balance sheet date is as follows:

| | **2007** | 2006 |
|---|---|---|
| | ***RMB'000*** | *RMB'000* |
| Outstanding balances aged: | | |
| Within one year | **2,030,967** | 1,817,032 |
| One to two years | **45,628** | 7,219 |
| Two to three years | **4,608** | 771 |
| Over three years | **5,895** | 5,786 |
| | 2,087,098 | 1,830,808 |

Trade and other payables are non-interest-bearing. Trade and other payables are normally settled on terms ranging from one month to two years. As at 31 December 2007, included in the trade and other payables was a balance of research and development subsidy approximately RMB58.72 million.

## 11. SHORT TERM DEBENTURES

In February 2006, the Group issued short term debentures with total a face value of RMB1 billion at maturity, resulting in net proceeds of RMB965 million for working capital purposes.

The debentures were unsecured and had a term of one year. The coupon interest rate for the short term debentures was 3.1% per annum, and the interest was paid upfront. The balance as at 31 December 2006 was RMB997,417,000, including interest accrued from the issue date to 31 December 2006.

The debentures were repaid in full in February 2007.

## 12. SHARE APPRECIATION RIGHTS PLAN

On 22 November 2006, the share appreciation rights plan for senior officers (the "SAR Plan") was approved by the shareholders in an extraordinary general meeting. A total of five million share appreciation rights with an exercise price of HK$4.09 per share were awarded under the SAR Plan to seven senior officers, including the chief executive officer (general manager), three executive vice general managers, and three other non-executive vice general managers. The share appreciation rights will become vested upon completion of two years service period, and the senior officers can exercise their rights in four equal batches beginning year 3 (first exercisable date : the first trading day after 22 November 2008), 4, 5 and 6 from the approval date of the SAR Plan.

The SAR Plan further provides that if the gain from exercising the share appreciation rights exceeds HK$0.99 per share in any one year, the excess gain should be calculated using the following percentage:

1) between HK$0.99 and HK$1.50, at 50%;
2) between HK$1.51 and HK$2.00, at 30%;
3) between HK$2.01 and HK$3.00, at 20%; and
4) HK$3.01 or above, at 15%.

The grant of the share appreciation rights was completed and became effective on 6 June 2007 when all the entitled senior officers agreed and signed individual performance contracts with the Company.

The fair value of the share appreciation rights granted as at 31 December 2007 was measured at HK$3.19 per share. The fair value of the rights is calculated using the Black-Scholes model with the following assumptions: expected dividend yield of 1.11%, expected life of two years, expected volatility of 42.03% and a risk-free interest rate of 4.41%. The fair value is expensed over the period until vesting with recognition of a corresponding liability. The liability is measured at each balance sheet date up to and including the settlement date with changes in fair value recognised in profit or loss.

The amortisation of the share appreciation rights liability amounted to approximately RMB7.3 million for the year ended 31 December 2007, and was recorded in salary and bonus payables and general and administrative expenses:

| | | Shares granted | At 1 January 2007 | Addition | Decrease | At 31 December 2007 |
|---|---|---|---|---|---|---|
| | | | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| Chief Executive Officer | Yuan Guangyu | 964,200 | – | 1,560 | – | 1,560 |
| Executive Vice President | Li Yong | 704,300 | – | 1,140 | – | 1,140 |
| Executive Vice President | Zhong Hua | 704,300 | – | 1,140 | – | 1,140 |
| Executive Vice President | Chen Weidong | 704,300 | – | 1,140 | – | 1,140 |
| Vice President | Li Xunke | 656,900 | – | 1,063 | – | 1,063 |
| Supervisor | Tang Daizhi* | 656,900 | – | 282 | – | 282 |
| Vice President | Xu Xiongfei | 609,100 | – | 985 | – | 985 |
| | | 5,000,000 | – | 7,310 | – | 7,310 |

* During the year, Mr. Tang Daizhi was resigned as a supervisor of the Company and joined CNOOC. According to the terms of the SAR Plan, he was entitled to his benefits up to the date of his resignation.

The assumptions on which the valuation model is based represent the subjective estimation of the directors.

## 13. LONG TERM BONDS

On 18 May 2007, the Group issued 15-year corporate bonds, with a nominal value of RMB100.00 per bond, amounting to RMB1,500,000,000. The bonds carry interest at a fixed coupon rate of 4.48% per annum, which is payable annually in arrears on 14 May, and the redemption or maturity date is 14 May 2022.

## 14. ISSUED CAPITAL

| | **2007** | 2006 |
|---|---|---|
| | **RMB'000** | RMB'000 |
| Registered, issued and fully paid: | | |
| 2,460,468,000 state legal person shares of RMB1.00 each | **2,460,468** | 2,460,468 |
| 1,534,852,000 H shares of RMB1.00 each | **1,534,852** | 1,534,852 |
| 500,000,000 A shares of RMB1.00 each | **500,000** | – |
| | **4,495,320** | 3,995,320 |

In September 2007, the Company issued 500,000,000 new A shares, with a nominal value of RMB1.00 each, to the public at an issue price of RMB13.48 per share, and such A shares were listed on the Shanghai Stock Exchange ("SSE") on 28 September 2007. After deducting the share issue expenses of approximately RMB141 million, the Company raised net proceeds of approximately RMB6,599 million. The excess of the net proceeds over the paid-up capital of RMB500 million, amounting to approximately RMB6,099 million, was credited to capital reserves.

The A shares rank pari passu, in all material respects, with the state legal person shares and the H shares of the Company.

A summary of the transactions during the year with reference to the above movements in the Company's issued ordinary share capital is as follows:

| | **Number of shares in issue** | **Registered, issued and fully paid share capital** |
|---|---|---|
| | *'000* | *RMB'000* |
| At 1 January 2006 and 31 December 2006 | 3,995,320 | 3,995,320 |
| At 1 January 2007 | 3,995,320 | 3,995,320 |
| Issue of new ordinary shares, A shares | 500,000 | 500,000 |
| At 31 December 2007 | 4,495,320 | 4,495,320 |

The Company does not have any share option scheme but has a share appreciation rights plan for senior officers (see note 12).

## BUSINESS REVIEW

### Industry Review

In year 2007 the global economy maintained a growth trend, the tight demand in energy resulted in oil prices sustaining at high levels, with the exploration and production (E&P) companies benefited greatly and made use of this opportunity to improve their financial positions, expanding E&P investments in a prudent manner, which led to the sustained prosperity of the offshore oilfield services industry.

In 2007 the subprime crisis, surging oil prices, inflation, depreciating US dollars .... all these under currents have remapped the global economy. According to the latest data of the World Bank, the global economic growth rate in 2007 was 5.2%, down 0.2 points from 2006. It was becoming obvious that China served as a new engine in the global economy, whose 2007 economic growth reached 11.5%, up 0.4 points from 2006, contributing 27% to the global economic growth, being the foremost country in the world.

The report released by China Information Centre on 28 December 2007 indicated that the annual average price of West Texas Intermediate (WTI) crude oil futures was USD72.3/barrel, representing an increase of 9% from the comparative period, which was the smallest increase in the recent five years. Looking back to the past year, the international oil price fell initially before rising again from the second quarter of the year. After it tested the bottom of USD50 at the beginning of the year, it started re-bouncing steadily and continuously in March, and maintained volatile at high levels due to factors such as depreciating US dollars and speculations by international investment funds etc. In June and July the international oil price rebounded successively, and made non-stop breakthrough of the USD70, 80, 90 hurdles, and climbed to a high of USD99.26 on 7 November 2007, approaching the psychological barrier of USD100. The international crude oil market presented the most fascinating scene since the third petroleum crisis in 1991.

Following surging oil prices, the global E & P investment in petroleum and gas had been growing rapidly. In 1999-2006, the global oil E & P investment tripled and increased from USD67.5 billion to USD270.8 billion. In 2007, the global oil E&P investment continued its rapid growth momentum, according to a survey of 234 oil companies in the world conducted by Citibank, it was estimated that the global oil E&P investment would increase to USD299.4 billion, with a forecast growth of 10.6% from the comparative period.

The rapidly growing global oil E&P investment enabled the oilfield service industry to continue to prosper. In 2007, tight supply, saturated utilization rate and high average day rate of offshore platforms continued. The data extracted from ODS-Petrodata demonstrated that the number of offshore Jack-up rigs, semi-submersible rigs, the number of drilling rigs totaled 600 rigs, up 25 rigs from the comparative period; the number of vessels in operation reached 515, up 18 rigs from the comparative period.

Benefiting from the robust market trend in 2007, as the most sizeable integrated oilfield services provider in the China offshore market, COSL leveraged on the opportunities and delivered once again good results. The turnover of the four major businesses, namely drilling services, well services, marine support and transportation services, and geophysical services all recorded historic high levels, whereas overseas business also experienced rapid growth. The operating areas extended to countries and regions such as Indonesia, Myanmar, Australia, Mexico, the Middle East, Africa and Europe, achieving revenue of over RMB1.645 billion, up 49% from the comparative period of the previous year. COSL has been making headway towards the goal of "being one of the world top class oilfield services enterprises".

**Drilling Services Segment**

We are the major supplier of China offshore drilling services, also an important participant of international drilling services, we mainly provide services such as drilling, module rigs and drilling platform management. All our drilling platforms are installed with advanced top drive system, high-output diesel engine and mud pump and high-power shale shacker and are equipped with modernized purification systems. Our drilling facility team can drill wells with water depth of 5-457 metres and drilling depth of 6000-9000 metres, and has the full capacity to fulfill most drilling requirements under the predominately complicated conditions in offshore China. As of the end of 2007, we operated an aggregate of 15 drilling rigs, including 12 jack-up rigs and 3 semi-submersible rigs, among them one was a leased jack-up rig. Moreover, we provided module rigs services for clients in the Gulf of Mexico.

With the strong growth in oil demand in 2007, the oilfield service industry was constantly growing. Based on our original markets, we strived to develop new overseas markets for our drilling service business with on-shore drilling service contracts signed successfully with clients from Myanmar and Libya. Moreover, 4 module rigs operated for clients in Gulf of Mexico also achieved satisfactory results since the second half of the year.

As of 31 December 2007, out of the 15 drilling rigs that we operated (including one leased jackup), 8 were located in Bohai Bay, China, 5 were located in South China Sea, 1 was located at offshore Indonesia and 1 at offshore Australia.

Given the operation volume and price increase, our revenue of drilling service business in 2007 increased by 48.3% from the previous year, reaching RMB3,921.7 million, of which, the overseas revenue was RMB1,151.2 million, representing 29.4% of the revenue of this segment.

In 2007 the total number of days in operation for our drilling rigs was 5,308 days, representing an increase of 539 days from 4,769 days for the corresponding period of the previous year, of which: jack-up drilling rigs had 389 more operating days, mainly because COSL941 which commenced operation on 25 June 2006 operated 186 more days during the year, meanwhile days for maintenance decreased by 203 days. Semi-submersible drilling rigs had 150 more days, principally due to a decrease of 150 days from

the previous year in accordance with the repair and maintenance plan. In 2007, the average calendar day utilization rate of drilling rigs was 97.0%, rose 7.0% from the same period of last year, of which 96.5% was jack-up rigs, and 98.6% was semi-submersible. Both of their available day utilization rates reached historic high of 100%.

In 2007, average day rate of drilling rigs was USD91,351/day (USD/RMB conversion rate was 1:7.3046 on 28 December 2007), which represented a 35% increase (an effective increase of 26% excluding the exchange rate differences) from USD67,830/day for the same period last year (USD/RMB conversion rate was 1:7.8087 on 28 December 2006.) Out of this, the average day rate for jack-up rigs was USD78,337/day, which represented a 41% increase (an effective increase of 32% excluding the exchange rate differences) from USD55,559/day for the same period last year; the average day rate for semi-submersible rigs was USD142,302/day, which represented a 20% increase (an effective increase of 12% excluding exchange rate differences) from USD118,483/day of the same period last year.

**Well Services Segment**

We possess over 30 years of experience in well services and over 20 years of experience in on-shore well services operation, we are a major supplier of China offshore well services, and we provide on-shore well services at the same time. Our major clients for well services include large scale petroleum and gas companies in China (such as CNOOC and Petrochina etc) and petroleum and gas multinationals (such as British Petroluem, Shell, Conoco phillips and Chevron etc). We place strong emphasizes on technological research, we possess advanced technological facilities and an excellent management team and can provide comprehensive professional well services to clients, including but not limited to logging, drilling & completion fluids, directional drilling, cementing, well completion, well workover, oilfield production optimization etc.

In 2007 our well services continued to grow both in China offshore and overseas market gradually. We successfully concluded a cementing contract and a thermal well operation project in the Philippines. We also won a logging service contract in Indonesia. At the same time we expanded our cementing and drilling fluids service to the on-shore market and we were glad that we obtained new orders from domestic on-shore service.

2007 revenue for well services was RMB2,270.0 million, up RMB462.0 million or 25.6% from RMB1,808.0 million of the same period last year.

*Logging*

We are capable of providing logging and information explanation services with comprehensive contents for the exploration, development and production of open-hole logging and cased hole logging. Our logging centre possess world class ground logging collection treatment system facilities, casing pipe well, production well logging system and the Company's self-developed ELIS logging equipments and downhole logging equipments which can undertake various logging services such as exploration, development, engineering, production well etc. After the collection and treatment of logging data, our logging data treatment and information explanation centre will provide high quality logging information explanation services to clients.

In 2007 our 8 sets of ELIS system developed internally were successfully applied in Bohai Bay, Xinjiang, the Middle East and the Indonesia markets and won satisfaction amongst clients, paving a way for good development of logging services. In 2007, our logging services completed an operation volume of 865 logging trips, representing an increase of 28 logging trips or 3.3% compared to 837 logging trips from the same period last year. The corresponding business revenue was RMB416.5 million, up 43.4% from the corresponding period of the previous year.

*Drilling fluids*

We provide integrated services of drilling fluids and well completion fluids, drilling fluid solid control and drilling waste treatment services for our customers. Drilling fluids are made from clay and specialized chemicals and are used for lubricating the drill, carrying away the drilling dust, maintaining downhole pressure equilibrium and maintaining solid well body during the drilling process. Well completion fluids are used for protecting the petroleum and gas reserve during the well completion phase, thus raising the petroleum and gas production capacity. Drilling fluid solid control service controls the fixed phase contents of drilling fluids by advanced facilities in order to maintain good mobility of drilling fluids. Drilling waste treatment is in respond to environmental protection requirements to protect the environment. We possess all the drilling fluids like water-based, oil-based and synthetic-based fluids etc and all well completion fluids required by petroleum and gas drilling.

In 2007, we provided drilling fluids and well completion fluids services to a total of 290 wells, representing a decrease of 1 well compared to 291 wells from the same period last year. The corresponding business revenue was RMB386.6 million, up 25.3% from the corresponding period of the previous year. The major reason for the increase was the expansion of domestic on-shore market and the application of the new oil-based mud system resulting in rising service fees.

*Directional drilling*

We provide comprehensive directional drilling services including engineering design of cluster well, level well, extended-reach well, 3D multi-target directional well, slim directional well and casing sidetracking, on site work and surveying services. The directional drilling technology that we possess is capable of drilling specified reserve layer from multi-angle perspective, reaching several and separated geological targets from one ground surface position. We also have the capability of drilling level wells to raise the production capacity and reduce the development costs of each petroleum and gas well.

In 2007 we successfully introduced in succession directional drilling engineering services to clients in domestic on-shore oilfield market, no longer we explored new markets but also enhanced our operational capability in special conditions. As of the end of 2007, we completed a total of 581 directional drilling operations during the year, representing an increase of 339 operations from 242 in 2006. The corresponding business revenue was RMB350.8 million, up 9.9% from the corresponding period of the previous year.

*Cementing*

Our cementing services can cater for cementing engineering design, on site cement injection work and cementing facilities, tools services under different well conditions. Cementing means using professional facilities and tools to inject specially designed cement slurry into the annulus between case and well walls inside the wells, in order to support and strengthen casing of exploration wells and production wells, and to separate different geographic layers under the wells. With the introduction through cooperation and proprietary development, we possess facilities, tools and cement additives and software for cementing engineering design at advanced standard in the world. Our various advanced cement slurry systems can satisfy diverse cementing technical requirements for petroleum, gas and underground heat wells.

With the exploration of China on-shore market and overseas market in Papua New Guinea in 2007, our cementing services operated 474 wells in total, representing an increase of 142 wells compared to 332 wells in the same period last year. The corresponding business revenue for 2007 was RMB364.7 million, up 22.5% from the corresponding period of the previous year.

*Well workover*

Our well workover services mainly perform major repair, salvaging, monitoring and electric submersible pump etc for adjustment wells, production wells by providing professional drilling services personnel and facilities, using overseas and ground drilling and well workover rigs. In addition, we also provide related services such as construction, ancillary installation, operating, repair and maintenance of electric submersible pump and well workover rigs.

Our scope of well workover services enlarged constantly during 2007, additional construction of well workover and removal resulted in 15,944 team days for the year, representing an increase of 2,575 team days compared to 13,369 team days in the same period last year. The corresponding business revenue was RMB543.6 million, up 19.2% from the corresponding period of the previous year.

*Well services such as production optimization*

Our production optimization services mainly include two main parts-completion and sand control and production optimization skills and technologies. Completion and sand control services included selection of completion and sand control methods, design of completion string, design and work of completion and sand control, high end completion and sand control series skills, and development, design, manufacturing, repair and maintenance of tools and equipments. Production optimization sills and technologies services perform acidification, fracturing, coiled tubing, nitrogen, removal of the plugging, water locating, water injection, water shut-off, adjusting the profile, oil driving, sand flushing with nitrogen foaming or low-density fluid, well flushing, fluid discharge, and controlling the water coning technologies and filtering services etc to petroleum wells and oilfields through research on drilling and well completion skills and technologies, integrated geological commentary and description of petroleum reserve, engineering research on petroleum reserve.In addition, we provided oilfield chemical products, design of drilling and well completion overall development programme (ODP) and design of peripheral oilfield development program etc at the same time.

Thanks to the development of fracturing well and acidification businesses in China, our oilfield output lifting services performed 487 operations in 2007, representing an increase of 154 operations compared to 333 operations in the same period last year. The corresponding business revenue for 2007 was RMB207.8 million, up 52.5% from the corresponding period of the previous year.

**Marine Support And Transportation Services Segment**

We possess and operate the largest and most comprehensive offshore utility transportation fleets in China. On 31 December 2007, the Company owned an aggregate of 70 utility vessels of various types, leased 5 utility vessels on a long-term basis, and at the same time owned 4 oil tankers, 5 chemicalcarriers, which were mainly operated in offshore China. The offshore utility vessels provide services for offshore oil and natural gas fields exploration, development and production, and are responsible for supplies, cargoes and crew transportation and standby services in the sea, and provide moving and positioning for drilling platforms, towing and anchoring services for offshore vessels. The oil tankers are used for transporting crude oil and refined oil and gas products. The chemical carriers are used for carrying chemical products such as methanol.

Our marine support and transportation services in 2007 still maintained a leading position in offshore China, with the rise in service price and operation of additional facilities, the revenue for the year reached RMB1,374.5 million, representing an increase of 31.8% from RMB1,042.8 million in the same period last year.

In 2007, our 70 working vessels operated a total of 24,229 days during the year, representing an increase of 561 days or 2.4% from the same period last year. The average available day utilization rate was 99.6%, representing an increaser of 0.5% compared to the same period last year. The calendar day utilization rate was 94.9%, representing a slight decrease of 0.2% compared to the same period last year. In addition, the Company leased and operated 5 platform supply vessels from the joint venture company, Eastern Marine Services Ltd, and operated 642 days during the year.

Gross transportation volume of oil tankers for the period was 1,009,951 tons, a 26.8% decrease from 1,380,054 tons in the same period last year. Transportation volume of chemical carriers was 760,430 tons, an increase of 52.1% from 499,970 tons in the same period last year, mainly due to increased transportation volume brought by additional chemical carriers.

**Geophysical Services Segment**

We are a major supplier of geophysical services for offshore China, at the same time we also provide services in other offshore regions, including South and North America, the Middle East, Africa and Europe. Our geophysical services are divided into two main categories: seismic services and surveying services. At present, we own 7 seismic vessels and 4 integrated marine surveying vessels.

In 2007, the demand for geophysical services in China seashores continued to maintain an upward trend. The Company seized the favourable opportunities, made reasonable planning and raised the facility utilization efficiency. COSL718 6-streamer seismic vessel operated with closely schedule window, it collected data for 1,392 more square kilometer compared to the corresponding period of the previous year. Meanwhile, overseas business made a breakthrough with Oriental Pearl seismic vessel debuted its first overseas operation near China Vietnam border for 1,050 square kilometers, and realized an income of RMB101.2million.

With respect to seismic data collection, the Company's seismic vessel fleet collected data for a total of 9,694 square kilometer of 3D seismic data and 37,810 square kilometer of 2D seismic data in 2007. Among this, the 3D seismic data increased 2,357 square kilometer, or 32.1% from 7,337 square kilometer of the same period last year. The main reason was that the demand in the 3D collection market in China was strong and the facilities operated on high efficiency level; the 2D seismic data reduced by 7,872 square kilometer from 45,682 square kilometer in the same period last year, say a fall of 17.2%, mainly due to a drop in domestic market demand and some vessels converted into 3D collection operation.

In terms of data processing, the volume of 2D data processing services amounted to 14,137 square kilometer, down 2.6% from the same period last year. Whereas the volume of 3D data processing services reached 5,686 square kilometer as a result of higher market demand, and recorded a growth of 35.8% compared to the same period last year.

*Surveying services*

Revenue from surveying services in 2007 amounted to RMB295.5 million, up RMB63.2 million or 27.2% from RMB232.3 million in the same period last year. It was mainly because the improved operation efficiency of COSL709 integrated surveying vessel which was launched into operation in February 2005.

**Integrated Project Management**

Integrated project management is one of our core strategies and the indispensable key in long term development of the Company. In 2007 the Company has been devoted to its organization and operation and achieved integrated project management with a revenue of RMB660.6 million, representing 7.3% of our total revenue.

**Overseas Business Expansion**

While maintaining the leading role in the domestic market, COSL actively seek operation opportunities in the world from a global perspective. In 2007 the results from overseas market sustained its rapid growth, total overseas operating revenue reached RMB1,645.0 million, up 49.0% from RMB1,104.0 million in the same period last year, representing an increase from 17.3% to 18.3% of our total revenue.

In 2007 we executed altogether 20 overseas projects, the operating regions expanded gradually, reaching countries and regions such as Indonesia, Australia, Mexico, Vietnam, West Africa etc, and made the first step in overseas onshore drilling services – the provision of onshoire drilling rig services for Liberia and Myanmar clients. On top of this, our drilling services provided module rigs services for PEMEX in Mexico, and achieved a revenue of RMB317.2 million; Nanhai 6 executed drilling operation contract in Australia, achieved a revenue of RMB415.9 million for the year; Nanhai 2 successfully completed service contracts in Myanmar and Indonesia, and made COSL brand an attractive one in overseas markets. For well services, the cementing project in Papua New Guinea advanced steadily, we also successfully won the directional drilling services for geothermal well project from the Philippines and the wire-line logging service operation contract from Indonesia. With respect to geophysical services, the geophysical vessel "Oriental Pearl" performed 3D collection service for 1,050 square kilometer near China Vietnam border.

With our good market exploration and constant improvements of our cooperation modes and operating methods, COSL has been gradually strengthening our operational capability in the internationalization context, targeting and striving to build up a first class international oilfield service company.

### Technology and development

Research and development capability, technological level and its speed of advancement are the basic guarantee of a company's quality of development and sustainable development capability. We have always regarded technology as a long-term strategy of healthy, fast development. For years we have been increasing investments in research and development, enhancing the establishment of research and development management system, speeding up the speed of research and development and the efficiency of technological results conversion, such that our research and development capability improve gradually. In 2007, the Company saw leading research results, large scale development in ELIS-I logging equipment and application of drilling & completion fluid, new production optimization technologies gained market share for the Company and achieved satisfactory results. In 2007, we applied for 48 patents and were granted 23 patents, and at the end of the year we were in possession of 78 patents.

## FINANCIAL REVIEW

### Revenue

Once again the 2007 operating results of the Company recorded another historic high, the revenue reached RMB9,008.0 million, representing an increase of RMB2,643.2 million or 41.5% from RMB6,364.8 million for the same period last year, mainly attributable to an increase in operation volume, service fees increment, overseas market expansion and highly efficient operation of new facilities due to market development.

In 2007, the rise in service fees for drilling services, highly efficient operation of COSL941, overseas market expansion and diversification of services enabled the revenue to climb to RMB3,921.7 million, translating into an increase of RMB1,277.2 million or 48.3% from RMB2,644.5 million for the same period last year.

2007 revenue well services was RMB2,270.0 million, up RMB462.0 million or 25.6% from RMB1,808.0 million for the same period last year. The increase in revenue was mainly attributable to a rise in our service fees due to high technology and as well as increased workload and overseas market expansion.

Given the rise in our service fees and the new facilities under operation, 2007 revenue from marine support and transportation services rose RMB331.7 million or 31.8% to RMB1,374.5 million from RMB1,042.8 million for the same period last year.

Driven by highly efficient operation of COSL718, outstanding overseas expansion and increased workload, 2007 revenue from geophysical services attained a historic high of RMB1,441.8 million, representing an increase of RMB572.3 million or 65.8% from RMB869.5 million for the same period last year.

**Other Revenues**

In 2007, the other revenues amounted to RMB38.6 million, compared to RMB31.3 million for the same period last year, representing a growth of 23.2%.

**Operating Expenses**

As of 31 December 2007, operating expenses totaled RMB6,219.2 million, representing an increase of RMB1,215.3 million or 24.3%, over RMB5,003.9 million for the same period last year. Of which, depreciation charge was RMB1,042.1 million, increased by 15.8%, mainly attributable to the addition of 4 module rigs in Mexico, 1 second hand work vessel, 4 chemical tankers and the depreciation charge of COSL941 for half a year; labour costs totaled RMB1,123.0 million, increased 19.9%, attributable to assembling staff for the additional facilities and the corresponding increase in staff allowances due to saturated workload; repair and maintenance costs totaled RMB317.5 million, decreased by 10.9%, mainly attributable to reduced number of days of drilling rig repair; costs relating to consumption of materials and other services totaled RMB2,524.5 million, increased by 30.5%, mainly attributable to saturated workload, increased workload due to the addition of new projects as well as a rise in raw materials prices; sub-contracting costs totaled RMB357.2 million, increased by 73.1% because of increased sub-contracting work due to saturated workload and insufficient facilities; lease expenses totaled RMB365.7 million, increased by 16.7% because of increased lease expenses for seismic data collection standby vessel and because of an increased number of leasing days of chemical tankers to meet business needs; other sales and management fees totaled RMB102.0 million, increased by 25.6%; other operating expenses totaled RMB387.1 million, increased by 41.1% attributable to a rise in technological research costs and fees for intermediary organizations to meet business needs. In addition, RMB8.0 million was donated to "Hope Project" during the year for setting up COSL Hope Primary Schools in Yunan and Hainan etc.

2007 operating expenses for drilling services amounted to RMB2,445.7 million, up RMB455.0 million or 22.9% from RMB1,990.7 million for the same period last year. Of which, depreciation charge amounted to RMB514.4 million, up 31.5%, principally attributable to the addition of 4 module rigs in Mexico on top of depreciation charge of COSL941 for half a year; labour costs amounted to RMB390.5 million, up 14.2% as a result of the corresponding increased number of staff catering for the commencement of

new projects; costs relating to consumption of materials and other services amounted to RMB1,049.0 million, up 40.1% as a result of increased workload and rising fuel and raw materials costs; repair and maintenance costs amounted to RMB139.1 million, down 38.0%, principally attributable to a decreased number of repair and maintenance days of drilling rig repair; sub-contracting costs amounted to RMB28.2 million; lease expenses amounted to RMB120.6 million, down 3.8%; other sales and management fees amounted to RMB42.5 million, up 16.1%; other operating expenses amounted to RMB161.5 million, up 38.3%, principally attributable to increased trip expenses due to overseas expansion. In addition, intermediaries' fees also increased business development needs.

2007 operating expenses for well services amounted to RMB1,889.0 million, rose RMB434.5 million or 29.9% from RMB1,454.5 million for the same period last year. Of which, depreciation charge reached RMB194.3 million, rose 7.2%; labour costs were RMB336.2 million, rose 28.1%, mainly attributable to assembling staff for the additional facilities and the corresponding increase in staff allowances due to increased workload; repair and maintenance costs were RMB37.4 million, rose 35.5%, mainly attributable to increased facilities repair and maintenance for the year; costs relating to consumption of materials and other services amounted to RMB811.1 million, rose 19.8%, mainly attributable to the corresponding increase in raw materials consumption due to increased operation volume on top of rising raw materials costs; sub-contracting costs were RMB276.4 million, rose 102.5%, caused by the fact that existing facilities could not meet operational needs prompted by saturated workload, so sub-contracting to external parties was made; lease expenses were RMB62.0 million, fell 1.9%; other sales and management fees were RMB27.7 million, rose 34.5%, caused by expenses such as trip expenses and personnel costs for overseas assignments; other operating expenses amounted to RMB144.0 million, rose 68.0%, caused by increased technological research expenses.

2007 operating expenses for marine support and transportation services were RMB971.6 million, increased by RMB144.3 million or 17.4% from RMB827.3 million of the same period last year. Of which, depreciation expenses were RMB199.7 million, decreased by 5.2%; labour costs were RMB241.8 million, increased by 12.4%; principally attributable to the corresponding increase in the number of staff due to the additional facilities plus increased staff allowances; repair and maintenance costs were RMB101.3 million, increased by 55.1% as a consequence of the addition of COSL671 last year end and COSL672 this year as well as repair and maintenance work of 5 vessels of the join venture companies necessitated by work needs together with rising repair and maintenance costs; costs relating to consumption of materials and other services were RMB274.9 million, increased by 30.1%, principally attributable to an increase in raw material consumption due to the addition of a work vessel and 4 chemical vessels on top of rising raw materials costs; sub-contracting costs were RMB0.7 million, increased by RMB0.7 million compared to the same period last year; lease expenses were RMB101.4 million, increased by 37.2%, principally attributable to the leasing of 5 utility vessels from the joint venture during the year, plus increased leasing of chemical tankers externally to adopt to the needs of the chemical transport market; other sales and management fees were RMB14.8 million, increased by 16.5%; other operating expenses were RMB37.0 million, decreased by 3.1%.

2007 operating expenses for geophysical services stood at RMB912.9 million, an increase of RMB181.4 million or 24.8% from RMB731.5 million of the same period last year. Of which, depreciation expenses were RMB133.7 million, an increase of 14.1%, mainly because of increased depreciation on facilities

additions to maintain facilities operating on high efficiency; labour costs amounted to RMB154.4 million, an increase of 31.6%, because of an increase in the number of staff due to saturated workload plus increased staff allowances; repair and maintenance costs arrived at RMB39.8 million, an increase of 1.3%, costs relating to consumption of materials and other services arrived at RMB389.6 million, an increase of 31.0%, because of increased workload and rising prices; sub-contracting costs arrived at RMB51.9 million, a decrease of 19.2%; lease expenses amounted to RMB81.7 million, an increase of 60.2%, mainly because of rising lease expenses of standby vessel and positioning vessel due to increased operation volume; other sales and management fees amounted to RMB17.1 million, an increase of 50.0%, because of increased intermediary organization consultancy fees and technological research expenses to meet business expansion needs; other operating expenses were RMB44.7 million, up 32.6%, because of an increase in personnel costs of overseas assignments and an increase in charity donation.

The Company achieved RMB2,827.4 million operating profits for 2007 thanks to the robust growth of drilling services, geophysical services and marine support and transportation services, representing an increase of RMB1,435.2 million or 103.1% compared to RMB1,392.2 million of the same period last year. Of which, drilling services achieved operating profits of RMB1,489.4 million, representing an increase of RMB823.8 million or 123.8% compared to RMB665.6 million for the same period last year. Well services achieved operating profits of RMB390.6 million, representing an increase of RMB30.0 million or 8.3% compared to RMB360.6 million for the same period last year. Marine support and transportation services achieved operating profits of RMB409.5 million, representing an increase of RMB193.9 million or 89.9% compared to RMB215.6 million for the same period last year. Geophysical services achieved operating profits of RMB538.0 million, representing an increase of RMB387.5 million or 257.5% compared to RMB150.5 million for the same period last year.

**Financial Expenses**

2007 financial expenses amounted to RMB74.0 million, compared with RMB55.5 million for the corresponding period of the previous year. The major reason for the increase of RMB18.5 million in financial expenses was that exchange loss rose by RMB67.2 million, financing costs reduced by RMB5.1 million, while interest income rose by RMB43.6 million.

**Share of profits from jointly-controlled entities**

In 2007, our share of profits from jointly-controlled entities arrived at RMB113.2 million, representing a decrease of RMB0.3 million or 0.3% compared to RMB113.5 million for the same period last year.

**Profit before tax**

In 2007, the Company achieved profit before tax of RMB2,866.6 million, representing a growth of RMB1,416.4 million or 97.7% compared to RMB1,450.2 million for the same period last year. The increase was mainly attributable to higher growth in our drilling services, geophysical services and marine support and transportation services.

**Profit tax**

The net income tax expense for the Company in 2007 was RMB629.0 million, representing an increase of RMB307.0 million or 95.3% from RMB322.0 million in 2006, for which we recorded tax liabilities of RMB901.3 million in 2007, offset by a tax refund of RMB272.3 million as a result of the approval of our status as an advanced technology enterprise.

**Profit after tax**

Our profit after tax in 2007 reached RMB2,237.6 million, recorded an increase of RMB1,109.4 million or 98.3% compared to RMB1,128.2 million for the corresponding period of the previous year.

**Dividends**

The Company did not declare interim dividend for 2007. The Board of Directors proposed to distribute a final dividend of RMB539.4 million, that is RMB0.12 per share.

**Debt Servicing Ability and Funding Resources**

Cash and cash equivalents at the beginning of the 2007 were RMB2,192.3 million, the net cash inflow from operating activities for the period was RMB2,973.9 million, net cash outflow from investing activities was RMB5,354.1 million, net cash inflow from financing activities was RMB7,008.1 million, net amount due to currency translation differences was RMB-23.1 million, as of 31 December 2007, our cash and cash equivalents were RMB6,797.1 million.

**Cash generated from operations**

The net cash generated from operating activities amounted to RMB2,973.9 million, representing an increase of RMB1,104.2 million or 59.1% from RMB1,869.7 million for the same period last year. Among others, operation activities generated cash inflow RMB2,827.4 million, depreciation of properties, factory buildings and equipment generated cash inflow RMB1,042.1 million, sale of properties, factory buildings and equipment and salary and bonus payable generated cash inflow RMB18.9 million and RMB159.8 million respectively, impairment of account receivable and provision for inventory generated cash inflow RMB6.1 million, and preferential tax treatment for high-tech enterprise generated cash inflow RMB272.3 million. Meanwhile, increasing receivables caused cash outflow RMB627.7 million, tax payment and increase in inventory caused cash outflow RMB596.5 million and RMB128.5 million respectively.

**Capital Expenditure**

Facility capability is an important base for a company's productivity, seizing opportunities to enlarge and solidify this base is extremely important for a company's development. For years, COSL has been seizing every opportunity to constantly increase investments in facilities, and continue to expand the Company's production capacity. In 2007, the Company once again increased investments, continued to

accelerate the speed of acquiring more facilities, capital expenditure for the year reached RMB3,465.5 million, increased RMB750.3 million or 27.6% compared to RMB2,715.2 million in the same period last year. Of which, capital expenditure for drilling services was RMB1,825.6 million, mainly used for building 1 400-feet jack-up drilling rig, 2 350-feet jack-up drilling rigs, 4 sets of module rigs in Mexico and 2 ground drilling rigs. Capital expenditure for well services was RMB651.4 million, mainly used for building 2 multi-function drilling platform (LIFTBOAT) and purchasing cementing, logging equipments and facilities etc. Capital expenditure for marine support and transportation services was RMB411.9 million, mainly used for building 18 oilfield utility vessels, purchasing 4 chemical tankers. Capital expenditure for geophysical services was RMB576.5 million, mainly used for converting 1 platform supply vessel into 8-streamer geophysical vessel.

**Cash Inflow from Financing Activities**

In 2007, net cash inflow from financing activities amounted to RMB7,008.1 million. The sources of financing were: RMB6,740.0 million being the total amount of funds raised by issuing RMB ordinary shares (A share) for 500 million shares in Shanghai Stock Exchange in September 2007; 15-year corporate bonds at fixed coupon rate of 4.48% for an aggregate amount of RMB1,500.0 million issued in May 2007; a loan of RMB344.0 million from China Import-Export Bank for the purchase of module rigs in Mexico in February 2007. Cash outflow from financing activities mainly include the payment of share issuance fees of RMB141.2 million, repayment of short term loan of RMB1,150.0 million, repayment of accounts payable of RMB200.0 million to CNOOC, payment of bond issuance fees of RMB20.4 million, payment of dividends of RMB239.7 million and interest payment of RMB43.7 million.

## OUTLOOK

2008 has just started, the financial market has been affected by the subprime crisis, the international oil price has successively surpassed the USD 100 mark, the risk of global inflation has increased .... All those factors lead to uncertainties on whether the global economy will slow down and whether further volatility is still developing, while the economic system of the emerging market still maintain strong growth momentum. The International Monetary Fund (IMF) predicted that the global economic growth rate for 2008 will be 4.8%, among this the developed countries will grow by 2.2% only, the developing countries will grow by 7.4%. Given the economic growth in the emerging markets, the International Energy Agency (IEA) predicted that the global oil demand will be 87.8 million barrel/day, up 2.5% from 2007; the IMF predicted that the global oil demand will grow by 1.3 – 2 million barrel/day, whereas on the supply side, it is predicted that the non-OPEC supply will increase by 1 million barrel/ day, pressure will be exerted to the OPEC producing countries for the shortfall. On the fundamental perspective of tight crude oil demand-supply situation and falling petroleum inventory and given the combined diverse factors such as geo political conflicts, manipulations by investment funds, weak USD exchange rate, it can be predicted that international oil price will likely to stay at high levels. This will stimulate petroleum companies to further enhance the fight for resources and to increase the intensity of exploration and production. According to a forecast by Leman Brothers Inc. of USA, global investment in oil exploration and production for 2008 will increase by 11% to reach approximately USD332 billion. At the same time, the investment pattern will evolve further towards deep water exploration and into regions outside North America. It is predicted that investment in deep water E&P will grow by 20%, the investment in oil E&P outside North America will also grow by 16%.

Given the impact of the austerity policy, and on the basis of the economic policy of "tight monetary policy and prudent fiscal policy", several organizations including the Bank of China, Deutsche Bank, Asia Development Bank etc predicted that the economic growth of China will reach approximately 10.5% in 2008, lower than the 11.5% in 2007, a slowdown from high level. The White Paper titled "The Economic Operation of Petroleum and Petrochemical Industry in China" predicted that the crude oil production in China in 2008 will reach 189 million tons, up 1.6% compared to 186 million tons in the corresponding period in 2007, however the crude oil demand in 2008 will reach 370 million tons, up 5.6% compared to 2007. In 2008 China's petroleum import reliance will reach an approximate 47%. According to the 2008 Strategic Guidelines released by CNOOC Ltd, its capital expenditure will arrive at USD5.24 billion, of which the investment in exploration will increase by 52% to reach USD1.04 billion, the investment in production will increase by 41% to reach USD4.15 billion. The data shows that China offshore oilfield service market in 2008 will present another promising picture.

In 2008 COSL will seriously analyze the situation, diagnosis accurately the issues, formulate strategies in a scientific manner, capture precious opportunities in the market, follow the trend, accelerate development to attain sizeable scale and power. 1. To set long-term objectives and optimize market operational capability. To adopt different management styles in respond to local conditions both locally and overseas. To streamline optimal resource allocation within the organization through regional consolidation. To effectively hedge against risks by setting up legal protection via coordination of financial resource planning; 2. To improve technology and enhance technological research and development capability. Based on the criteria of the Company's development strategies, to make the drilling technology and its ancillary assembling technology as the research and development focus in order to satisfy customer needs and market needs, such that competitive advantage will be more outstanding; 3. To open new channels and solve production capacity expansion problems. To consolidate own facility technology management resources and coordinate project management, to intensify facility and team building; to develop and utilize external resources to make up for the Company's internal sufficient production capacity, resulting in increasing revenue, profit generation and market conquer; 4. To maintain safety protection and improve QHSE staff training system. To stress on and create a safety culture as usual, to implement staff training in a concrete fashion, to purchase existing on-site model training equipments in the world, to design training plans and teaching methods carefully, to cultivate QHSE mentality and skills among staff in line with changes.

As a matter of fact, there are various inherent risks in the development of the Company. Oilfield service industry depends on natural resources like oil and gas, uncertainties associated with natural resources create difficulties in our operation, and meanwhile, pace of economic development may also determine demand for oilfield services. However, we have confidence in taking effective measures to avoid risks in future operation, to promote and push for safe operation, and achieve a healthy and steady development of the Company.

The year 2008 will be an important year for the Company in achieving long term goals. An overview of

the year shows that overseas on-shore drilling projects will be launched smoothly, our second 400-feet jack-up drilling rig (COSL942) will bring months workload 8-streamer seismic vessel COSL719 and 9 working vessels will also commence production consecutively, at the same time the prices of our drilling and marine support and transportation operations will remain competitive. With new equipment installed, new project commenced, COSL, with also a high spirit, will continue to strive to present a fast growing and prosperous Olympic Year 2008.

## SUPPLEMENTARY INFORMATION

### Audit Committee

The audit committee consists of three independent non-executive directors of the Company. The committee has reviewed the accounting principles and practices adopted by the Company, and internal control and financial reporting matters. The committee has reviewed the audited annual results of the Group for the year ended 31 December 2007.

### Compliance with the Code on Corporate Governance Practices

Except for Code Provision E.1.2, the Company was in compliance with code provisions in the "Code on Corporate Governance Practices" as set out in Appendix 14 to the Listing Rules throughout the 12 months ended 31 December 2007.

Pursuant to Code Provision E.1.2, the chairman of the board should attend the annual general meeting of the Company. Mr. Fu Chengyu, the Chairman of the Company, failed to attend the annual general meeting of the Company held on 6 June 2007 due to an unexpected matter that required his immediate attention. In accordance with the Articles of Association of the Company, when the Chairman of the Company failed to attend the annual general meeting of the Company, the Deputy Chairman shall convene and serve as chairman of the meeting. Therefore, Mr. Yuan Guangyu, Deputy Chairman of the Company, was elected the chairman of the meeting and convened the meeting.

### Model Code for Securities Transactions by Directors of Listed Issuers

Upon specific enquiry with each and every director, the Board of
Directors confirms that all the members of the Board, throughout the 12 months ended 31 December 2007, have complied with the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules.

### Purchase, Disposal and Redemption of Our Listed Securities

Neither we nor our subsidiaries purchased, disposed of or redeemed any of our listed
securities throughout the 12 months ended 31 December 2007.

**Material Litigation or Arbitration**

The Group was not involved in any material litigation or arbitration throughout the 12 months ended 31 December 2007.

**Information Disclosure on the Stock Exchange Website**

A copy of the announcement will be found on the Company's website (www.cosl.com.cn) and the Stock Exchange's website (www.hkexnews.hk). The full annual report will be mailed to the shareholders of the Company and made available on the website of the Company and the Stock Exchange in due course.

On behalf of the Board
**China Oilfield Services Limited**
**Fu Chengyu**
*Chairman*

Hong Kong, 28 March 2008

*As at the date of this announcement, the executive directors of the Company are Messrs. Yuan Guangyu and Li Yong; the non-executive directors of the Company are Messrs. Fu Chengyu and Wu Mengfei; and the independent non-executive directors of the Company are Messrs. Andrew Y. Yan, Gordon C.K. Kwong and Simon X. Jiang.*



END